EXHIBIT 1


                                                               Sub-Item 77C

                 DREYFUS PREMIER CALIFORNIA MUNICIPAL BOND FUND

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Premier California Municipal Bond Fund (the "Fund") was held on October 18, 2004. Out of a total of 8,796,983.813 shares ("Shares") entitled to a vote at the meeting, a total of 5,109,274.137 were represented at the meeting, in person or by proxy. The following matter was duly approved by the holders of Dreyfus Premier California Municipal Bond Fund's outstanding Shares as follows:

         An Agreement and Plan of Reorganization between the Fund and Dreyfus Premier California Tax Exempt Bond Fund, Inc. (the "Acquiring Fund"), providing for the transfer of all of the assets of the Fund to the Acquiring Fund, in exchange for the Acquiring Fund's Class A, Class B and Class C shares having an aggregate net asset value equal to the value of the Fund's assets and the assumption by the Acquiring Fund of the Fund's stated liabilities, and the pro rata distribution of those shares to the Fund's shareholders and subsequent termination of the Fund.



          Affirmative Votes         Negative Votes             Abstained Votes
          -----------------         --------------             ---------------
            4,446,169.672             257,991.557                 405,112.908